June 25, 2019

Kirkland Andrews
Chief Financial Officer
NRG Energy, Inc.
804 Carnegie Center
Princeton, New Jersey 08540

       Re: NRG Energy, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 2, 2019
           File No. 001-15891

Dear Mr. Andrews:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 15 - Investments Accounted for by the Equity Method and Variable Interest Entities
Entities that are not Consolidated, page 165

1. We note that the during the fourth quarter of fiscal 2018 the Company offered to Clearway
      Energy, Inc. its ownership interest in Agua Caliente Borrower I, LLC, which owns a 35%
      interest in Agua Caliente. We also read the comments made by management in the fourth quarter 2018 earnings transcript regarding waiting for a "better environment" to monetize
      Agua Caliente after the unsuccessful sale to Clearway Energy, Inc. Summarize for us the circumstances with the current environment which prevented the sale of Agua Caliente.
      Furthermore, we have read your disclosure regarding Agua Caliente's and Ivanpah's PPA contract exposure related to the PG&E Bankruptcy filing. Please tell us whether Agua
      Caliente or Ivanpah were experiencing collection issues with PG&E in the fourth quarter
 Kirkland Andrews
FirstName LastNameKirkland Andrews
NRG Energy, Inc.
Comapany NameNRG Energy, Inc.
June 25, 2019
Page 2
June 25, 2019 Page 2
FirstName LastName
         of fiscal 2018 prior to the bankruptcy filing in January of 2019. In this regard, we note from your disclosure on page 62 that you recorded other-than-temporary impairment losses of $15 million in fiscal 2018. Please clarify whether these losses were recorded in connection with your investments in either Agua Caliente or Ivanpah. If the losses are related to these investments, then explain to us why you believe the remaining carrying value of these investments is recoverable as of December 31, 2018. If the losses are not related to these investments, then explain to us how you considered the guidance in ASC
         323-10-35-32 in determining that your Agua Caliente and Ivanpah equity method investments were not other than temporarily impaired as of December 31, 2018. Please ensure that your response addresses the specific factors that you considered to support the recoverability of these equity method investments as of December 31, 2018 and your related accounting.
Variable Interest Entities, page 165

2. We note your disclosure regarding certain events related to Ivanpah which were considered to be a reconsideration event in accordance with ASC 810. Please summarize for us the circumstances surrounding the reconsideration event and provide us with your accounting analysis which led to you conclude you were not the primary beneficiary of
         Ivanpah.
Form 10-Q for the Quarterly Period Ended March 31, 2019

Note 16 - Commitments and Contingencies
Contingencies, page 36

3. Please refer to your disclosure related to the Midwest Generation Asbestos Liabilities.
         We note the parties have agreed to the terms of a settlement that will resolve all of
         ComEd's outstanding claims in this matter. Based on your O&M results discussion on page 64 it appears you previously accrued for this matter. Please clarify for us how you considered the disclosures required by ASC 450-20-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kirkland Andrews
NRG Energy, Inc.
June 25, 2019
Page 3

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Donna Di
Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKirkland Andrews                        Sincerely,
Comapany NameNRG Energy, Inc.
                                                          Division of
Corporation Finance
June 25, 2019 Page 3                                      Office of Consumer
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